May 10, 2005

Mail Stop 03-06

Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Amendment No. 4 to Registration Statement on Form S-1
	Filed April 14, 2005
      File No. 333-120718

Dear Mr. Meyers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

Financial Statements

Note 6.  Long-Term Debt - Page F-20

1. Please describe for us the terms of the embedded derivative in the
$7.5 million note and the terms of the embedded derivative in the $3.0 million note as if each of these derivatives were freestanding instruments separate from their respective host contracts. Please ensure you explicitly identify the underlying and notional or payment provision for both of these derivatives.
2. In your April 26, 2005 response 1, you provide a SFAS 133 analysis
on the basis that the embedded derivative in the $7.5 million note and the embedded derivative in the $3.0 million note are "protection payments." In our telephone conference on May 10, 2005, you indicated the embedded derivatives may be a term extending option and/or purchased options. Please consider the need to revise and/or supplement your April 26, 2005 SFAS 133 analysis based on your response to comment 1 above.
3. Please tell us how you accounted for the embedded derivative in the $7.5 million note and the embedded derivative in the $3.0 million
note upon issuance at September 30, 2004.   Please ensure your
response addresses the following points:
A. Tell us whether you determined the fair value of the embedded derivatives at September 30, 2004 based on market participant assumptions. If not, please tell us how you considered the requirements of paragraph 20 of SFAS 141.
B. Tell us where you presented the embedded derivatives on the balance sheet. Please cite the basis for your presentation.
C. In our telephone conference on May 10, 2005 you suggested that the
fair value of the embedded derivative in the $7.5 million note and the embedded derivative in the $3.0 million note may be de minimus.
Please explain your basis for this assertion.
D. We understood you to indicate in our May 10, 2005 telephone conference that the recognition of the derivative embedded in the $7.5 million note and the derivative embedded in the $3.0 million note results in a premium and discount, respectively, on the respective debt hosts which are then amortized/accreted using the effective interest method. Please confirm our understanding. Please tell us the terms used for each debt host to account for the respective premium or discount.
E. To facilitate our analysis, please provide us with the journal entries you recorded to account for these derivatives at issuance.
4. For each reporting period subsequent to issuance, please
identify
for us the changes in the carrying value of the embedded
derivative
in the $7.5 million note and the embedded derivative in the $3.0 million note. For each such change, please address the following:
A. Please identify for us the changes in market participant assumptions that resulted in the change in carrying value.
B. Please reconcile this response to the financial statement Note
6
disclosure in the last paragraph on page F-22 and the table on page
F-23.
C. To facilitate our analysis, please provide us with the journal entries you recorded to account for these derivatives in each reporting period.
5. In our May 10, 2005 telephone conference, you suggested that the embedded derivative in the $7.5 million note may be a term-extending option. Please tell us if you believe this view is appropriate. If it is a term-extending option, which would appear to be an asset, please tell us how it can have a negative fair value.
6. In our May 10, 2005 telephone conference, you suggested that the embedded derivative in the $7.5 million note may be a purchased option to call the debt at March 31, 2005. Please tell us if you believe this view is appropriate. Please clarify whether under this view the purchased call option would have more than de minimus value at each reporting date. If you view the embedded derivative as a purchased option, please also tell us how you considered the guidance
EITF 86-15 in determining your accounting for the debt host.
7. Please tell us how under your accounting model the $3.0 million note and related embedded derivative would be accounted for if the $7.5 million note and the related protection payment were paid.
8. It appears that your financial statement footnote disclosure may not clearly describe the terms of and your accounting for the embedded derivative in the $7.5 million note and the embedded derivative in the $3.0 million note and the respective debt hosts. For example, in the last paragraph on page F-22 it is not clear what the underlying of the embedded derivatives are and whether those embedded derivatives represent assets or liabilities. Similarly, it is unclear how you are accounting for the premium and/or discount on the debt host which results from recognizing the embedded derivatives. Please consider the need for revised disclosure.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Thomas Dyer at (202) 824-5564 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
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Langer, Inc.
May 10, 2005
Page 4